SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2


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                                April 30, 1998

                      CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE
                        PURSUANT TO WHICH THIS SCHEDULE IS FILED:
                               [ x ] Rule 13d-1(b)
                               [   ] Rule 13d-1(c)
                               [   ] Rule 13d-1(d)


                             (AMENDMENT NO. 3)


                                   CIDCO INC.
-----------------------------------------------------------------------------
                             (Name of Issuer)



                                  COMMON STOCK
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   171768104
-----------------------------------------------------------------------------
                               (CUSIP Number)

CUSIP Number  171768104
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J. & W. SELIGMAN & CO. INCORPORATED
           13-3043476

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                   (5) SOLE VOTING POWER                -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER         682,450*
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER           -0-

                   (8) SHARED DISPOSITIVE POWER    904,187*


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   904,187*

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                       6.44%

12) TYPE OF REPORTING PERSON

        IA, CO


 J. & W. Seligman & Co. Incorporated (JWS), as investment adviser for Seligman Communications and Information Fund, Inc. (the Fund), may be deemed to beneficially own the shares reported herein by the Fund.
 Accordingly, the shares reported herein by JWS include those shares separately reported herein by the Fund.

            --------------------------------------------------

CUSIP Number  171768104
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILLIAM C. MORRIS

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                   (5) SOLE VOTING POWER                -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER         682,450*
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER           -0-

                   (8) SHARED DISPOSITIVE POWER    904,187*


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       904,187*

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                 6.44%

12) TYPE OF REPORTING PERSON

        IN


* William C. Morris, as the owner of a majority of the outstanding voting securities of J. & W. Seligman & Co. Incorporated (JWS), may be deemed to beneficially own the shares reported herein by JWS. Accordingly, the shares reported herein by William C. Morris include those shares separately reported herein by JWS.

            --------------------------------------------------

CUSIP Number  171768104
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Seligman Communications & Information Fund, Inc.
           13-31544499

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland


                   (5) SOLE VOTING POWER  -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER  -0-
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER  -0-

                   (8) SHARED DISPOSITIVE POWER -0-


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%

12) TYPE OF REPORTING PERSON

        IC


            --------------------------------------------------

Item 1(a) Name of Issuer:

          CIDCO INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

          220 COCHRANE CIRCLE
          MORGAN HILL, CA 95037

Item 2(a) Name of Person Filing:

          (1) J. & W. SELIGMAN & CO. INCORPORATED (JWS)
          (2) WILLIAM C. MORRIS (Mr. Morris)
          (3) SELIGMAN COMMUNICATIONS & INFORMATION FUND, INC. (the Fund)

Item 2(b) Address or Principal Business Office or, if none, Residence:

          100 PARK AVENUE
          NEW YORK, NEW YORK  10017

Item 2(c) Citizenship:

          (1) DELAWARE CORPORATION
          (2) UNITED STATES
          (3) MARYLAND

Item 2(d) Title of Class of Securities:

          COMMON STOCK

Item 2(e) CUSIP Number:

          171768104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing as a:

          JWS is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Mr. Morris is a control person of JWS in accordance with Rule 13d-1(b)(1)(ii)(G). The Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.


Item 4    Ownership.

    Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

    JWS, as investment adviser for the Fund, may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by JWS include those shares separately reported herein by the Fund.

    Mr. Morris, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares reported herein by JWS. Accordingly, the shares reported herein by Mr. Morris include those shares separately reported herein by JWS.


Item 5    Ownership of Five Percent or Less of a Class.

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          The shares reported herein by JWS include those shares separately reported herein by the Fund.

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company.

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group.

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group.

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 18, 1998


J. & W. SELIGMAN & CO. INCORPORATED

BY  /s/ Lawrence P. Vogel
   -------------------------------------
   Name: Lawrence P. Vogel
   Title: Senior Vice President, Finance



  /s/ Frank J. Nasta
----------------------------------------
Frank J. Nasta, as
Attorney-in-fact for William C. Morris



SELIGMAN COMMUNICATIONS & INFORMATION FUND, INC.

BY  /s/ Lawrence P. Vogel
   -------------------------------------
   Name: Lawrence P. Vogel
   Title: Vice President

EXHIBIT

7.1      Agreement   of  Joint  Filing  between J. & W. Seligman & Co.
         Incorporated, William C. Morris and Seligman Communications & Information Fund, Inc. dated May 18, 1998.

7.2      Power of Attorney for William C. Morris



                                   EXHIBIT 7.1

                            AGREEMENT OF JOINT FILING


J. & W. Seligman & Co. Incorporated, William C. Morris and Seligman Communications & Information Fund, Inc. hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated:  May 18, 1998


J. & W. SELIGMAN & CO. INCORPORATED

BY  /s/ Lawrence P. Vogel
   -------------------------------------
   Name: Lawrence P. Vogel
   Title: Senior Vice President, Finance



/s/ Frank J. Nasta
----------------------------------------
Frank J. Nasta, as
Attorney-in-fact for William C. Morris


Seligman Communications & Information Fund, Inc.

BY  /s/ Lawrence P. Vogel
   -------------------------------------
   Name: Lawrence P. Vogel
   Title: Vice President

                 EXHIBIT 7.2

              POWER OF ATTORNEY FOR
                WILLIAM C. MORRIS


     KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Frank J. Nasta, attorney-in-fact and agent, with full power of substitution and resubstitution, for in name and stead, to sign and file Forms 13D and 13G promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, or further Amendments thereto, and any and all applications or other documents to be filed with the Securities and Exchange Commission pertaining thereto, with full power and authority to do and perform all acts and things requisite and necessary to be done on the premises. This appointment shall be valid for the sole purpose stated above and shall be in effect and force, unless sooner revoked by me in writing.


     Executed this 2nd day of February, 1998.


                                  /s/ William C. Morris
                                ------------------------------
                                     William C. Morris